

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 27, 2019

<u>Via E-mail</u>
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

> **Re: Best Western International, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed March 5, 2019**
> **File No. 333-226793**

Dear Mr. Cuculic:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 14. Subsequent Events</u>

1.   Please tell us whether the acquisition of WorldHotels Holdings LLC is considered the acquisition of a material business in accordance with Rule 3-05 of Regulation S-X. Please include your significance test in your response.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP